UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 1-36313

TIMKENSTEEL CORPORATION SAVINGS PLAN FOR CERTAIN BARGAINING EMPLOYEES (Full title of the Plan)

TIMKENSTEEL CORPORATION
1835 Dueber Avenue SW, Canton, OH 44706
(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

TimkenSteel Corporation Savings Plan
for Certain Bargaining Employees

Unaudited Financial Statements and Supplement Schedule

December 31, 2019 and 2018, and Year Ended December 31, 2019

PAGE
Financial Statements:
Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Statements of Net Assets Available for Benefits

(Unaudited)

	December 31,
	2019	2018
Assets:
Investments, at fair value (note 4)	$2,070,386	$—
Plan interest in The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans (note 3)	—	1,698,413
Total investments	2,070,386	1,698,413
Receivables:
Contributions receivable from TimkenSteel Corporation	—	124
Contributions receivable from participants	—	165
Notes receivable from participants	2,785	6,137
Total receivables	2,785	6,426
Total assets	2,073,171	1,704,839

Liabilities	—	—

Net assets available for benefits	$2,073,171	$1,704,839

See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2019

(Unaudited)

Additions:
Interest income from notes receivable from participants	$150
Investment income:
Net appreciation in fair value of investments	156,368
Interest and dividends	4,559
Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans	278,795
Total investment income	439,722
Contributions:
Participants	10,739
TimkenSteel Corporation	8,040
Total contributions	18,779
Total additions	458,651

Deductions:
Benefits paid directly to participants	90,160
Administrative expenses	159
Total deductions	90,319

Total changes in net assets	368,332

Net assets available for benefits:
Beginning of year	1,704,839
End of year	$2,073,171

See accompanying Notes to the Financial Statements.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements

December 31, 2019 and 2018, and Year Ended December 31, 2019

1. Description of the Plan

The following description of TimkenSteel Corporation Savings Plan for Certain Bargaining Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. The Plan was established effective June 30, 2014 in connection with the spinoff (spinoff) of TimkenSteel Corporation (the Company) from The Timken Company (Timken). In the spinoff, Timken transferred certain assets and liabilities relating to TimkenSteel Corporation employees and retirees to the Plan. Great West Trust Company, LLC was the trustee of the Plan as of December 31, 2018 and for the period January 1, 2019 to September 30, 2019 and Bank of America, N.A. was the trustee as of December 31, 2019 and for the period October 1, 2019 to December 31, 2019 (Trustees). The assets of the Plan were held in The Master Trust Agreement for the TimkenSteel Corporation Defined Contribution Plan (The Master Trust), which was established for the investment of assets of the Plan and the three other defined contribution plans sponsored by the Company until October 1, 2019 with the transfer of assets to individual trusts for each defined contribution plan. The Plans are no longer held in a Master Trust effective October 1, 2019.

General

The Plan is a defined contribution plan, which covers full-time hourly employees of the Company who are members of the Workers Union Local 10. Employees of the Company become eligible to participate in the Plan on the first of the month after one full calendar month of full-time employment or following completion of one year of service and 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Under the provisions of the Plan, participants may elect to contribute between 1% and 75% of their eligible earnings on a pretax basis directly to the Plan subject to Internal Revenue Service (IRS) limitations. Participants are also able to contribute amounts representing distributions from other qualified defined benefit or 401(k) defined contribution plans, except Roth rollovers. The Company matches participant contributions (Company Matching Contributions) at an amount equal to 100% on the first 3% of the participant’s eligible earnings.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

Upon enrollment, a participant may elect to direct his or her contribution in 1% increments to any of the Plan’s investment options. Participants have access to their account information and the ability to make changes on a daily basis, subject to the next available payroll for contribution change election, through an automated telecommunications system. Account information and certain changes may also be made through the Internet.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of administrative expenses are based on participant’s account balance (as defined in the Plan). Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan limits a participant from holding no more than 20% of their account value in the TimkenSteel Corporation ESOP Stock Fund. However, participants holding over 20% are not required to divest. A participant must wait until they fall below 20% to buy additional TimkenSteel Corporation ESOP Stock Fund shares.

Vesting

Participants are immediately vested in their contributions, rollover contributions, and Company Matching Contributions, plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow from their vested interest in their total account a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess of the highest outstanding loan balance during the past 12 months or (2) 50% of their total vested account balance. Loan terms generally cannot exceed five years for general purpose loans and thirty years for residential loans.

The loans are secured by the balance in the participant’s vested account and bear interest at an interest rate of 1% in excess of the prime rate the month the loan is granted, as published in the Wall Street Journal on the first business day of the month in which the loan is granted. Principal and interest are paid ratably through payroll deductions or direct payments from participants.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

Payment of Benefits

Upon termination of service with the Company, participants having a vested account balance greater than $5,000 have the option of (i) transferring their account balance to another qualified plan, (ii) receiving a lump-sum amount equal to the vested balance of their account, or (iii) leaving their vested account balance in the Plan. Participants with balances between $1,000 and $5,000 may elect to receive a distribution or roll over their vested balances to another qualified plan or Individual Retirement Account. Participants having a vested account balance less than $1,000 receive a lump-sum amount equal to their vested account balance. Participants electing to leave their vested assets in the Plan may do so until age 70 ½ after which time the lump-sum or installment distribution options would apply.

Hardship withdrawals are allowed for participants incurring an immediate and severe financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS.

Forfeitures

Under the provisions of the Plan, when forfeitures occur, it shall be applied to pay Plan fees and expenses, to make special contribution for restoration of prior forfeitures, and reduce future Company contributions. Forfeiture balances as of December 31, 2019 and 2018 were $18 and $16, respectively.

Plan Transfers

Certain participants who change job positions within the Company and, as a result, are covered under a different defined contribution plan offered by the Company, may be eligible to transfer account balances between plans. Transfers between the Plan are subject to approval by the Plan Administrator.

Plan Termination

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Trustee shall distribute to each participant the balance in their separate account, which becomes fully vested at the date of Plan termination.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Investment Committee determines the Plan's valuation policies. See Note 4 for discussion of fair value measurements.

The Plan's Trustee maintains common collective trust funds and a collective investment trust of common shares of TimkenSteel Corporation in which the Company’s defined contribution plans participate on a unit basis. Participation units in TimkenSteel Corporation ESOP Stock Fund are valued at net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when received. Net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans from January 1, 2019 through September 30, 2019 and net appreciation of fair value of investments from October 1, 2019 through December 31, 2019 includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

Expenses

Certain expenses of maintaining the Plan are paid by the Company and are therefore excluded from these financial statements. Investment-related expenses are included in net investment gain from The Master Trust Agreement for TimkenSteel Corporation Defined Contribution Plans from January 1, 2019 through September 30, 2019 and net appreciation of fair value of investments from October 1, 2019 through December 31, 2019. Fees for the administration of notes receivable from participants are included in administrative expenses and charged directly to the participant's account.

Notes Receivable from Participants

Notes receivable from participants represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participants' notes receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

New Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting.  The amendments in this update require that a Plan’s interest in a master trust and any change in that interest be presented in a separate line item in the statement of net assets and in the statement of net assets available for plan benefits. The amendments in the ASU also require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The amendments in the ASU are effective for fiscal years beginning after December 15, 2018. The Plan adopted ASU 2017-06 on January 1, 2019 and applied retrospectively to all periods presented.

In August 2018 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2018-13, Fair Value Measurement (Topic 820) Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 improves the disclosure requirements for fair value measurements. The amendment is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Plan is currently evaluating the impact on the net assets available for plan benefits.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

Evaluation of Subsequent Events

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2019, through the date the financial statements were available to be issued, for possible recognition or disclosure in those financial statements. Refer to Note 8 for disclosure of subsequent events.

3. Interest in The Master Trust

As of December 31, 2018, and for the period January 1, 2019 to September 30, 2019 the plan's investments were in the Master Trust, which was established for the investment of assets of the plan and several other TimkenSteel sponsored retirement plans. Each participating retirement plan had a divided interest in the Master Trust. The assets of the Master Trust were held by Great West Trust Company, LLC (Trustee).

Each participating plan’s interest in the investment funds (i.e., separate accounts) of the Master Trust was based on account balances of the participants and their elected investment funds. The Master Trust assets were allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

The following table presents the investments of the Master Trust as of December 31, 2018:

	Master Trust Balances	Plan’s Interest in Master Trust Balances
Investments, at Fair Value:
Company ESOP Fund and Timken Company Stock Fund	$30,946,364	$8,399
Registered Investment Companies	188,067,284	245,684
Common Collective Trust Funds	164,778,315	1,444,330

Net Assets of Master Trust	$383,791,963	$1,698,413

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

The net investment gain of the Master Trust for the period January 1, 2019 to September 30, 2019 is summarized as follows:

Net appreciation in fair value of investments	$44,428,727
Interest and dividend income	1,076,849
Investment income before expenses	45,505,576
Investment manager and administrative expenses	(167,175)
Total	$45,338,401

4. Fair Value Measurements

The fair value framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2019:

	Assets at Fair Value as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$255,470	$255,470	$—	$—
Total assets in the fair value hierarchy	255,470	255,470	—	—
Investments measured at net asset value (a)	1,814,916	—	—	—
Investments at fair value	$2,070,386	$—	$—	$—

The following table sets forth by level, within the fair value hierarchy, the plan’s assets of the Master Trust at fair value as of December 31, 2018:

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets:
Registered Investment Companies	$188,067,284	$188,067,284	$—	$—
Total assets in the fair value hierarchy	188,067,284	188,067,284	—	—
Investments measured at net asset value (a)	195,724,679	—	—	—
Total Assets of Master Trust	$383,791,963	$—	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered investment companies are valued at the daily closing price as reported by the fund. The funds held by the Plan are open-ended funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The funds held by the Plan are deemed to be actively traded.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

Following is a description of the valuation methodologies used for assets measured at net asset value.

Common Collective Trust Funds are valued based on the NAV of units of the common collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based upon the fair value of the underlying investments comprising the trust less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2019:

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMCB Core Bond Fd CL Investment	$148,713	(a)	Daily	Trade Day
JPMCB Equity Index Fd CL Investment	1,392,382	Not applicable	Daily	Trade Day
State Street Small Cap Index	87,185	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Fund – E	180,709	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	5,927	Not applicable	Daily	Trade Day
Total	$1,814,916
(a) There were unfunded commitments of approximately $790,000 held within the fund at year-end.

The following table summarizes investments of the Master Trust measured at fair value based on net asset value (NAVs) per share as of December 31, 2018:

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
JPMorgan Core Bond Fund	$32,993,095	Not applicable	Daily	Trade Day
JPMCB Equity Index - CF	73,029,533	Not applicable	Daily	Trade Day
SSgA Russell Small Cap Index NL-A	17,845,940	Not applicable	Daily	Trade Day
Western Asset Core Plus Bond R1	500,733	Not applicable	Daily	Trade Day
Wells Fargo Stable Value Funds E & W	40,409,014	Not applicable	Daily	Trade Day
TimkenSteel Corporation ESOP Fund	23,977,870	Not applicable	Daily	Trade Day
Timken Company Stock Fund	6,968,494	Not applicable	Daily	Trade Day
Total	$195,724,679

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

Investments held by the Plan as of December 31, 2019 and 2018 included the following:

The JPMCB Core Bond Fd CL includes investments that seek to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities. The fair value of the investments in this fund has been determined using the net asset value per share.

The JPMCB Equity Index - CL includes investments that provide exposure to a broad equity market and are designed to mirror the aggregate price and dividend performance of the S&P 500 Index. The fair value of the investments in this fund has been determined using the net asset value per share.

The State Street Small Cap Index includes investments seeking an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term. The fund includes exposure to stocks of small U.S. companies. The fair value of the investments in this fund has been determined using the net asset value per share.

The Western Asset Core Plus R1 seeks to maximize total return from a high-quality, U.S. domestic core fixed-income portfolio that can be enhanced by allocations to sectors such as high-yield, non-U.S. emerging market debt. The fair value of the investments in these funds has been determined using the net asset value per share.

The Wells Fargo Stable Value Fund E is a collective investment fund that actively manages a diversified portfolio of investment contracts, and the associated portfolio of underlying assets. An investment by a plan in this fund results in the issuance of a given number of participation interests (Units) in the fund for the Plan's account. The fair value of the investments in this fund has been determined using the net asset value per share.

The TimkenSteel Corporation ESOP Fund is a collective investment fund that holds TimkenSteel Corporation common stock and money market funds to provide liquidity for daily accounts. The TimkenSteel Corporation ESOP Fund consists of assets from the following sources: employee contributions (including certain rollovers), employee loan repayments, exchanges into the fund from other investment options, Company contributions (vested and unvested), earnings and dividends. The fair value of the participation units of this fund have been determined using the net asset value per share. Transactions within this fund are considered related party transactions of the Plan.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

5. Related-Party Transactions

Related-party transactions include investments in the TimkenSteel Corporation ESOP Fund. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

The following is a summary of transactions in the TimkenSteel Corporation ESOP Fund with the Plan for the year ended December 31, 2019:

Purchased and transferred in	$4,833
Sold and transferred out	$6,177

Purchases and benefits paid to participants include TimkenSteel Corporation common shares valued at quoted market prices at the date of purchase or distribution.

Certain legal and accounting fees and certain administrative expenses relating to the maintenance of participant records are paid by The Company. Fees paid during the year for services rendered  were based on customary and reasonable rates for such services. In addition, the Plan has arrangements with various service providers and these arrangements qualify as party-interest transactions.

6. Income Tax Status

The IRS has determined and informed the Plan Administrator, by a letter dated May 31, 2016, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since then, but the Plan Administrator and the Plan's legal counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.

TimkenSteel Corporation Savings Plan

for Certain Bargaining Employees

Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Event

In March 2020, the World Health Organization declared the outbreak of novel coronavirus disease (“COVID-19”) as a pandemic. As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which are likely to negatively impact investment income and other plan transactions. As of March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) that included numerous employee benefit plan provisions to assist plan sponsors and participants. The Plan had adopted certain provisions related to the CARES Act. Other financial impacts could occur though such potential impact is unknown at this time.

TimkenSteel Corporation Savings Plan for Certain Bargaining Employees

EIN #46-4024951       Plan #007

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2019

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par, or Maturity Value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
	American EuroPacific Growth - R6	Registered Investment Company	**	$ 30,892
	Vanguard Incm Instl Target Retirement	Registered Investment Company	**	17,392
	Vanguard 2015 Instl Target Retirement	Registered Investment Company	**	18,528
	Vanguard 2020 Instl Target Retirement	Registered Investment Company	**	20,893
	Vanguard 2025 Instl Target Retirement	Registered Investment Company	**	10,787
	Vanguard 2030 Instl Target Retirement	Registered Investment Company	**	21,038
	Vanguard 2035 Instl Target Retirement	Registered Investment Company	**	1,203
	Vanguard 2040 Instl Target Retirement	Registered Investment Company	**	7,635
	Vanguard 2045 Instl Target Retirement	Registered Investment Company	**	1,398
	Vanguard 2050 Instl Target Retirement	Registered Investment Company	**	32,923
	T Rowe Price Instl LG CL Instl	Registered Investment Company	**	92,781
				255,470

	State Street Small Cap Index	Common/Collective Trusts	**	87,185
	JPMCB Core Bond Fd CL Investment	Common/Collective Trusts	**	148,713
	JPMCB Equity Index Fd CL Investment	Common/Collective Trusts	**	1,392,382
	Wells Fargo Stable Value Fund – E	Common/Collective Trusts	**	180,709
				1,808,989

*	TimkenSteel Corporation ESOP Stock Fund	Common Stock	**	5,927
				2,070,386

		Interest rates ranging from 4.25% -
*	Notes receivable from participants	5.75% with various maturity dates	-0-	2,785

	Total			$ 2,073,171

*Indicates party-in-interest to the Plan.

**Costs have been omitted due to participant-directed transactions under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIMKENSTEEL CORPORATION
SAVINGS PLAN FOR CERTAIN BARGAINING EMPLOYEES

Date:	June 18, 2020	/s/ Kristopher R. Westbrooks
Kristopher R. Westbrooks Executive Vice President, Chief Financial Officer TimkenSteel Corporation